UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

Commission File Number: 000-49709

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended: ______________

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Cardiff Lexington Corporation
Full Name of Registrant

Cardiff International, Inc.
Former Name if Applicable

401 E. Las Olas Blvd. Suite 1400
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33301
City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reference is made to Form 12b-25/A filed by the Registrant on August 24, 2021 (the “Prior 12b-25”) with respect to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 (the “2021 Second Quarter 10-Q”).

The Registrant changed audit firms in June 2021. Previously, the Registrant’s independent public accounting firm was Daszkal Bolton LLP (“DB”), which audited the Registrant’s financial statements contained in the Annual Report on Form 10-K for the fiscal years ended December 31, 2020 and December 31, 2019 (the “2020 Form 10-K”). In preparing the 2021 Second Quarter 10-Q, the Registrant’s current independent public accounting firm, Rosenberg Rich Baker Berman, P.A. (“RRBB”), raised issues with certain of the line items and disclosures in the 2020 Form 10-K that they determined rendered them unable to provide a review of the Second Quarter 10-Q, which resulted in the inability of the Registrant to File the 2021 Second Quarter 10-Q. As indicated in the Prior 12b-25, the Registrant was informed by DB that it believed that there are no errors in the financial statements contained in the 2020 Form 10-K. At the time of filing of the Prior 12b-25, the Registrant had retained a consulting firm to assist it in a review and, if necessary, a revision of its 2019-2020 financial statements. At the time of filing the Prior 12b-25, the Registrant was unable to determine when that review and, if applicable, revision would be complete and whether it would require a restatement or other adjustment of its financial statements for 2019-2020 and interim periods within those fiscal years.

For certain convertible notes in default containing embedded derivatives (the “Notes”), the Registrant erroneously valued the derivative liability using an intrinsic method. There was a change in methodology for these Notes that began during the December 31, 2019 audit. In accordance with ASC 815, derivatives are required to be valued at fair value and the Registrant should have used the Black-Scholes Model to measure the fair value of all derivative liabilities.

Additionally, the Registrant and its consultants continue to evaluate whether the Company’s preferred stock (“Preferred Stock”) was properly recorded. At this time, the evaluation relating to all series of the Preferred Stock is not complete and the Registrant is unsure what effect the results of that evaluation will have on the Registrant’s results of operation or financial position.

As a result of the foregoing, RRBB is not in a position to provide a review of the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 (the “2021 Third Quarter 10-Q”). The Registrant expects that evaluation of the Preferred Stock to be complete within a week, at which time, the Registrant will present any proposed adjustments to DB and, assuming they concur, to thereafter file amended financial statements and an updated audit report in an amendment to the 2020 Form 10-K (the “10-K Amendment”). Once that is done, the Registrant expects RRBB to be in a position to review both the 2021 Second Quarter 10-Q and the 2021 Third Quarter 10-Q and the Registrant to be in a position to immediately file them. The Registrant currently expects this to occur on or about December 15, 2021.

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The adjustments will affect line items on the balance sheets that are contained in the 2020 Form 10-K and that will be contained in the 10-K Amendment; however, the changes in fair value of derivatives reported will also flow through operations on the income statement. As a result, reported earnings will be affected by these changes. At this time, however, because the Registrant is unable to determine the magnitude of any changes in the fair value of derivatives, it also is unable to determine the magnitude of any resulting change in results of operations: (1) that are contained in the 2020 Form 10-K and that will be contained in the 10-K Amendment; or (2) from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in either the 2021 Second Quarter 10-Q or the 2021 Third Quarter 10-Q when filed.

The letter of RRBB required by Rule 12b-25(c) accompanies this Form12b-25/A as an exhibit.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Daniel Thompson	844	628-2100
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

RESPONSE: As stated in Part III above, the registrant has not yet filed the 2021 Second Quarter 10-Q.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

RESPONSE: Registrant has answered “no” to this question because at this time, it is uncertain whether their will be such a change. See Part III above.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cardiff Lexington Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 12, 2021	By:	/s/ Alex Cunningham
Chief Executive Officer

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RRBB

Accountants + Advisors	www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 ● Somerset, NJ 08873-4120 ● PHONE 908-231-1000 ● FAX 908-231-6894

111 Dunnell Road, Suite 100 ● Maplewood, NJ 07040 ● PHONE 973-763-6363 ● FAX 973-763-4430

November 12, 2021

Office of the Chief Accountant
Securities and Exchange Commission
460 Fifth Street N. W.
Washington, DC 20549

Re:	Cardiff Lexington Corporation
Commission File Number: 000-49709
Form 12b-25 filing

This letter is written in response to the requirements of Rule 12b-25(c) under the Securities Exchange Act of 1934 and is in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Cardiff Lexington Corporation (the “Registrant”). The Registrant has stated in Part II of the Form 12b-25 that this letter accompanies (the “Form 12b-25”) that it is unable to timely file, without unreasonable effort or expense its Form 10-Q for the three and nine months ended September 30, 2021.

We hereby advise you that we have read the statements made by the Registrant in Part III of its Form 12b-25. We are unable to complete our review of the Registrants September 30, 2021 financial statements as we continue to evaluate issues that we believe may result in there being material errors in the Registrants financial statements for the years ended December 31, 2019 and December 31, 2020, and within the interim periods within those fiscal years.

We hereby consent to the filing of this letter as an exhibit to the Form 12b-25.

Sincerely,

/s/ Rosenberg Rich Baker Berman, P.A.

Rosenberg Rich Baker Berman, P.A.

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